Exhibit 99.1

Contact Information:
China Ceramics Co., Ltd.	Precept Investor Relations LLC
Edmund Hen, Chief Financial Officer	David Rudnick, Account Manager
Email: info@cceramics.com	Email: david.rudnick@preceptir.com
Phone: +1 917-864-8849

China Ceramics to Transfer Listing of its Securities to The NASDAQ Capital Market and is
Granted 180-Day Extension to Regain Compliance with Minimum Bid Price Rule

Jinjiang, Fujian Province, China, March 23, 2016–China Ceramics Co., Ltd. (NASDAQ: CCCL) (“China Ceramics” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced that its transfer application to list the Company’s securities on The NASDAQ Capital Market has been approved, and that the Company’s securities are currently being traded on The NASDAQ Capital Market, under the same trading symbol “CCCL”. The NASDAQ Capital Market is a continuous trading market that operates in substantially the same manner as The NASDAQ Global Market. All companies whose securities are listed on The NASDAQ Capital Market must meet certain financial requirements and adhere to NASDAQ’s corporate governance standards.

In connection with the listing transfer to the NASDAQ Capital Market, the Company was granted an additional 180 days, or until September 19, 2016 (the “Compliance Date”), to regain compliance with the minimum bid price rule by maintaining a minimum closing bid price of at least $1.00 for ten consecutive business days. In connection with the transfer application and securing of the additional 180-day period to regain compliance, the Company’s undertook to cure the deficiency during such additional compliance period by effecting a reverse stock split, if necessary.

At its upcoming meeting of its stockholders, the Company intends to recommend for consideration and vote of its shareholders, among other things, a proposal to authorize a charter amendment to effect a reverse stock split of the Company’s issued and outstanding common shares that may be implemented by the Company’s Board at its discretion at any time prior to the Compliance Date to cure the minimum bid price deficiency, if necessary. If this proposal is approved by the Company’s shareholders, the Board could approve and implement a reverse stock split that could allow the closing bid price of the Company’s common shares on NASDAQ to be at least $1.00 per share for at least 10 consecutive business days prior to the Compliance Date, which would allow the Company to maintain the listing of its common shares on the NASDAQ Capital Market. If at any time before the Compliance Date, the closing bid price of the Company's common shares is at least $1.00 per share for the requisite period, the Company will regain compliance and the effecting of a reverse stock split may not be necessary. If the Company cannot demonstrate compliance by the Compliance Date or the Company does not comply with the terms of the extension granted by NASDAQ, the Company's common shares may then be subject to delisting.

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About China Ceramics Co., Ltd.

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company’s ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics’ products, sold under the “Hengda” or “HD”, “Hengdeli” or “HDL”, the “TOERTO” and “WULIQIAO” brands, and the “Pottery Capital of Tang Dynasty” brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. For more information, please visit http://www.cceramics.com.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this press release include, without limitation, the Company’s ability to regain the continued listing compliance within the timeframe before the Compliance Deadline, or even if it does regain compliance, to continue listing of its securities on the Nasdaq Stock Market. All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2014 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

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